FILING PURSUANT TO RULE 425

FILER: RAWLINGS SPORTING GOODS COMPANY, INC.

SUBJECT COMPANY: K2 INC.

COMMISSION FILE NO. 333-102590

Dear Rawlings Sporting Goods Company, Inc. Stockholder,

We recently mailed to you proxy materials for a Special Meeting of Stockholders to be held on March 26, 2003, regarding the proposed merger of K2 Inc. and Rawlings Sporting Goods Company, Inc., and according to our records, your vote has not been received.

Your shares cannot be voted unless you give your specific instructions and sign, date, and return your proxy card or attend the Special Meeting.

The Rawlings directors that voted on the matter unanimously recommend that Rawlings stockholders vote “FOR” the adoption of the merger agreement.

PLEASE READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Copies of the these documents may be obtained for free from the Securities and Exchange Commission’s website at http://www.sec.gov, or upon oral or written request to: John J. Rangel, Senior Vice President-Finance at K2 Inc., telephone number (323) 890-5830 or at jrangel@k2inc.net.

Your vote is extremely important. Please vote today, using the enclosed proxy card and return envelope.

Sincerely,

Stephen M. O’Hara Rawlings Sporting Goods Company, Inc. Chairman and Chief Executive Officer

Rawlings Sporting Goods Company, Inc.

1859 Bowles Avenue

Fenton, Missouri 63026

REVOCABLE PROXY

Special Meeting of Stockholders

March 26, 2003

This proxy is solicited on behalf of the Board of Directors.

The undersigned, as a holder of common stock of Rawlings Sporting Goods Company, Inc. (“Rawlings”), hereby appoints Stephen M. O’Hara and Howard B. Keene, and each of them, each with the power to act alone and with full power of substitution and revocation, as attorneys and proxies of the undersigned to represent and to vote as designated on this card all of the shares of Rawlings common stock which the undersigned is entitled to vote at the special meeting of stockholders to be held at Maritz, Inc., 1355 N. Highway Drive, Fenton, Missouri 63099, on Wednesday, March 26, 2003, commencing at 9:30 A.M., Central Time, and at all adjournments thereof.

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This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder(s), but if no direction is made, this proxy will be voted FOR the Merger Proposal.	Please mark your votes as indicated in this example	☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE MERGER PROPOSAL

Item 1:

Merger Proposal. Proposal to adopt and approve the Agreement and Plan of Merger, dated as of December 15, 2002, by and among K2 Inc., Rawlings and Lara Acquisition Sub, a wholly owned subsidiary of K2 Inc.

	FOR ☐	AGAINST ☐	ABSTAIN ☐

In their discretion, the proxies are authorized to vote upon such other business as properly may come before the special meeting of stockholders.

Dated: ,2003

Signature

Signature (if held jointly)

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as an attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED POSTAGE PREPAID ENVELOPE.

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CONTROL NUMBER FOR TELEPHONE/INTERNET VOTING